Exhibit 99.2

May 17, 2017

Ontario Securities Commission ("Principal Regulator")
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

Re:              Americas Silver Corporation (the "Company")
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

Following the annual meeting of shareholders of Americas Silver Corporation, held on May 17, 2017 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

ITEM VOTED UPON	VOTING RESULTS
1. Election of Directors	The nominees proposed by management were elected by
nominated in the	shareholders on a ballot vote. Detailed voting results were as follows:
Company's management
information circular	Name	Shares Voted For	Shares Withheld
dated April 7, 2017 (the "Circular")	Alex Davidson	7,761,363 (93.23%)	563,296 (6.77%)
	Lorie Waisberg	7,754,091 (93.15%)	570,567 (6.85%)
	Alan Edwards	8,257,346 (99.19%)	67,313 (0.81%)
	Peter Hawley	8,249,210 (99.09%)	75,449 (0.91%)
	Bradley Kipp	8,258,512 (99.21%)	66,147 (0.79%)
	Gordon Pridham	7,761,719 (93.24%)	562,940 (6.76%)
	Darren Blasutti	6,032,098 (72.46%)	2,292,561 (27.54%)

2. Appointment of	The resolution was approved by shareholders on a show of hands.
PricewaterhouseCooper,	Detailed proxy voting results were as follows:
LLP as the Company's
Auditors and	Shares Voted For	Shares Withheld
authorization for the	15,923,845 (98.67%)	214,689 (1.33%)
Board of Directors to fix
their remuneration

Yours truly,
AMERICAS SILVER CORPORATION

"Peter McRae"
Per: Peter J. McRae
Sr. Vice President, Corporate Affairs &
Chief Legal Officer